11022227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-39922

RECEIVED AUG 29 2011 200 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 (MM/DD/YY) AND ENDING JUNE 30, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-W Brokerage Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 WARREN STREET BEVERLY (No. and Street)

BEVERLY (City) NEW JERSEY (state) 08010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD JOSEOH WOOTERS (609) 386-3800 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I Edward Joseph Wooters swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brpkerage Group, Inc. as of June 30 20 11 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

RYAN A CONARD
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 6, 2011

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X ] (b) Statement of Financial Condition.
[ X] (c) Statement of Income (Loss).
[ X] (d) Statement of Cash Flows.
[X ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X ] (m)A copy of the SIPC Supplemental Report.
[ X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# G-W Brokerage Group, Inc.

***FINANCIAL STATEMENTS***

***AND***

***SUPPLEMENTARY INFORMATION***

**For the Year Ended**

**June 30, 2011**

**G-W BROKERAGE GROUP, INC.**

FINANCIAL HIGHLIGHTS
June 30, 2011

| | 2011 |
|---|---|
| NET INCOME | $ 13,815 |
| NET WORTH | 35,456 |
| CASH AND CASH EQUIVALENTS | 38,856 |
| CURRENT RATIO | 11.4 : 1.0 |

**MICHAEL T. REMUS**
*Certified Public Accountant*
3673 Quakerbridge Road, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-838-2297

## Independent Auditor's Report

Stockholders
**G-W Brokerage Group, Inc.**

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2011, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Michael T. Remus*

August 18, 2011
Hamilton Square, New Jersey

**G-W BROKERAGE GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION
June 30, 2011

**ASSETS**

| | | |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ | 38,856 |
| Total Current Assets | | 38,856 |
| Total Assets | $ | 38,856 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ | 2,400 |
| Due to GW Financial Group Inc | | 500 |
| Corporate tax payable | | 500 |
| Total Current Liabilities | | 3,400 |
| Total Liabilities | | 3,400 |
| Stockholders' Equity | | |
| Common stock, no par value, 100 shares outstanding, 1,000 shares authorized | | 300 |
| Additional Paid-In Capital | | 41,950 |
| Retained earnings (deficit) | | (6,794) |
| | | 35,456 |
| Total Liabilities and Stockholders' Equity | $ | 38,856 |

See accompanying notes.

**G-W BROKERAGE GROUP, INC.**
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
Year Ended June 30, 2011

| | |
|---|---|
| **REVENUES** | |
| Commission income | $ 35,691 |
| Interest income | 2 |
| | 35,693 |
| **OPERATING EXPENSES** | |
| Commission expense | 15,431 |
| Management fees | 5,347 |
| Office expense | 300 |
| Rent | 300 |
| | 21,378 |
| Income From Operations | 14,315 |
| Corporate income tax | (500) |
| Net Income | 13,815 |
| Retained Earnings (deficit) - July 1, 2010 | (20,609) |
| Retained Earnings (deficit) - June 30, 2011 | $ (6,794) |

See accompanying notes.

**G-W BROKERAGE GROUP, INC.**
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended June 30, 2011

| | |
|---|---|
| Subordinated Liabilities at July 1, 2010 | $ - |
| Increases | - |
| Decreases | - |
| Subordinated Liabilities at June 30, 2011 | $ - |

See accompanying notes.

**G-W BROKERAGE GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2011

| | Common Stock | | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| | Number of Shares | Amount | | | |
| Balance at July 1, 2010 | 100 | $ 300 | $ 41,950 | $ (20,609) | $ 21,641 |
| Current year activity | - | - | - | - | - |
| Net Income | - | - | - | 13,815 | 13,815 |
| Balance at June 30, 2011 | 100 | $ 300 | $ 41,950 | $ (6,794) | $ 35,456 |

See accompanying notes.

**G-W BROKERAGE GROUP, INC.**

STATEMENT OF CASH FLOWS
Year Ended June 30, 2011

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 13,815 |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities: | |
| Depreciation | - |
| (Increase) Decrease in: | |
| Receivables | - |
| Increase (Decrease) in: | |
| Accounts payable and accrued expenses | 1,100 |
| Net cash provided by operating activities | 14,915 |
| **Cash Flows From Investing Activities** | - |
| **Cash Flows From Financing Activities** | - |
| Net decrease in cash | 14,915 |
| Cash and cash equivalents at Beginning of Year | 23,941 |
| Cash and cash equivalents at End of Year | $ 38,856 |

Supplemental Disclosures

| | |
|---|---|
| Cash paid for income taxes | $ - |
| Cash paid for interest | - |

See accompanying notes.

**G-W BROKERAGE GROUP, INC.**
NOTES TO FINANCIAL STATEMENTS
Year Ended June 30, 2011

NOTE 1. NATURE OF BUSINESS

G-W Brokerage Group, Inc. (the Company) was organized in May 1988 under the laws of the State of New Jersey. The Company engages in the business of selling mutual funds, municipal securities, variable life insurance or annuities, oil and gas interests, limited partnerships, private placements and other securities on a commission basis. The Company is registered with the Securities and Exchange Commission and is a member of FINRA.

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on a exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Fair Value Measurements - *Continued*

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Museum has the ability to access at the measurement date .

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Fair Value Measurements - *Continued*

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2011.

Revenue Recognition

The Company recognizes revenue from commissions in the period they are received.

Advertising

Advertising costs (if any) are expensed as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through August 18, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. CONCENTRATIONS

The Company's revenues are derived entirely from commissions.

NOTE 4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $35,126., which was $30,126. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0968 to 1.

NOTE 5. Related Party transactions:

The Company is wholly owned by its parent company G-W Financial Group, Inc. (the parent). The Company has a management agreement with the parent company in which the parent provides all management and operating services. These include but are not limited to rent, office expense, supplies, postage, accounting fees, indemnity against errors and ommissions and telephone and utilities. The Company pays the commissions earned by its salesmen. In addition, the Company pays the Parent Company a management fee based on excess commissions earned, however the fee cannot exceed $250,000.

NOTE 6. Income Taxes:

The Company has net operating loss carryforwards that may be offset against future taxable income. The loss carryforwards at June 30, 2011 total $32,578 and will expire on June 30, 2031.

NOTE 7. Fair Value of Financial Instruments:

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 8. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2011 the Company was in compliance with this program.

**Supplementary Information**

**Pursuant to Rule 17a-5 of the**

**Securities Exchange Act of 1934**

**As of June 30, 2011**

**MICHAEL T. REMUS**
*Certified Public Accountant*
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-838-2297

Independent Auditors Report on
Internal Accounting Control

Stockholders
**G-W Brokerage Group, Inc.**

I have audited the financial statements of G-W brokerage Group, Inc. as of June 30, 2011 and have issued my report thereon dated August 18, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended June 30, 2011, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

*Michael T. Remus*

August 18, 2011
Hamilton Square, New Jersey

**G-W BROKERAGE GROUP, INC.**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2011

Pursuant to rule 15c 3-3 relating to possession or control requirements, G-W Brokerage Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2011 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

**G-W BROKERAGE GROUP, INC.**

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended June 30, 2011

| | | |
|---|---|---|
| NET CAPITAL | | |
| Common stock | $ | 300 |
| Additional Paid-In Capital | | 41,950 |
| Retained earnings (deficit) | | (6,794) |
| Total Credits | | 35,456 |
| Debits | | |
| Receivables to non-customers | | - |
| Money Market haircut | | 330 |
| depreciation | | |
| Total Debits | | 330 |
| NET CAPITAL | $ | 35,126 |
| CAPITAL REQUIREMENTS | | |
| 6 2/3 % of aggregate indebtedness | | 226 |
| Minimum capital requirement | | 5,000 |
| Net capital in excess of requirements | $ | 30,126 |
| Ratio of Aggregate Indebtedness to Net Capital | 0.0968 to 1 | |

**Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2011)**

| | | |
|---|---|---|
| Net Capital, as reported in Company's Part II unaudited Focus Report | $ | 36,126 |
| Net Capital, per above | | 35,126 |
| Difference | $ | 1,000 |

See accompanying notes.

**G-W BROKERAGE GROUP, INC.**

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended June 30, 2011

AGGREGATE INDEBTEDNESS:

| | | |
|---|---|---|
| Accrued expenses and accounts payable | $ | 2,400 |
| Corporate income tax payable | | 1,000 |
| Total Aggregate Indebtedness | $ | 3,400 |

See accompanying notes.

**G-W BROKERAGE GROUP, INC..**

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED JUNE 30, 2011

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by G-W Brokerage Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

**MICHAEL T. REMUS**

*Certified Public Accountant*

3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-838-2297

**G-W BROKERAGE GROUP, INC.**

# Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended June 30, 2011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by G-W Brokerage Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating G-W Brokerage Group, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). G-W Brokerage Group, Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 18, 2011

**G-W BROKERAGE GROUP, INC.**
**SIPC Transitional Assessment Reconcilaition**
**June 30, 2011**

| | |
|---|---|
| General Assessment Calculation | |
| Total Revenue | $ 35,691 |
| Rate | 0.0025 |
| General Assessment Due | 89.23 |
| Less Payments: SIPC 6 | (44.14) |
| Plus: Interest | |
| Remaining Assessment Due | 45.09 |
| Paid with SIPC 7 | - |
| Balance Due | 45.09 |

See accountants report